UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ X ]	Merger

[	]	Liquidation

[	]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[	]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: WM TRUST I (the “Fund”)

3.	Securities and Exchange Commission File No. 811-00123

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ X ]	Initial Application	[	]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1201 Third Avenue, 8th Floor

Seattle, WA 98101

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ernie Gillum

Principal Management Corporation

711 High Street

Des Moines, IA 50392

(515) 246-7372

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Ernie Gillum

Principal Management Corporation

711 High Street

Des Moines, IA 50392

(515) 246-7372

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ X ]	Management company;

[	]	Unit investment trust; or

[	]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ X ]	Open-end	[	]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

WM Advisors, Inc.

1201 Third Avenue, 8th Floor

Seattle, WA 98101

Russell Implementation Services, Inc.

909 A Street

Tacoma, WA 98402

Van Kampen Asset Management

522 Park Avenue

New York, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

WM Funds Distributor, Inc.

1201 Third Avenue, 8th Floor

Seattle, WA 98101

13.	If the fund is a unit investment trust ("UIT") provide:

(a)	Depositor's name(s) and address(es):	Not applicable.

(b)	Trustee's name(s) and address(es):	Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[	] Yes	[ X ] No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes	[	] No

If Yes, state the date on which the board vote took place:

August 11, 2006.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]	Yes	[	]	No

If Yes, state the date on which the shareholder vote took place:

December 15, 2006 as to each series of the Fund other than the Money Market Fund, for which the shareholder vote took place on December 27, 2006.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]	Yes	[	]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

January 12, 2007.

(b)	Were the distributions made on the basis of net assets?

[ X ]	Yes	[	]	No

(c)	Were the distributions made pro rata based on share ownership?

[ X ]	Yes	[	]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[	]	Yes	[	]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[	]	Yes	[	]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ X ]	Yes	[	]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[	]	Yes	[ X ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[	]	Yes	[ X ]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[	]	Yes	[	]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[	]	Yes	[ X ]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $24,000.

(ii)	Accounting expenses: Approximately $1,300.

(iii)	Other expenses (list and identify separately):

Proxy solicitation expenses: Approximately $1,100,000.

Trading costs: $1,013,533.

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $2,138,833.

(b)	How were those expenses allocated?

The expenses of the merger (other than trading costs associated with disposing of any portfolio securities that would not be compatible with the investment objectives and strategies of the acquiring fund and reinvesting the proceeds in securities that would be compatible, which were borne by the relevant fund) were allocated to New American Capital, Inc. and Principal Management Corporation.

(c)	Who paid those expenses?

New American Capital, Inc. and Principal Management Corporation.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[	]	Yes	[ X ]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[	X	]	Yes	[	]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

On February 28, 2007, Luz Zapien filed a class action complaint in U.S. District Court for the Southern District of California naming the Fund as a defendant.  The complaint alleges various violations of the federal securities laws.  On October 16, 2007, the Fund moved to dismiss plaintiff's class action complaint on grounds the complaint fails to allege    facts sufficient to state a claim and the court lacks jurisdiction to hear plaintiff's claims.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[	]	Yes	[ X ]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Target Funds	Corresponding Survivor Funds
(each a series of WM Trust I):	(each a series of Principal Investors Fund, Inc.):
Equity Income Fund	Equity Income Fund I
Growth & Income Fund	Disciplined LargeCap Blend Fund
High Yield Fund	High Yield Fund II
Income Fund	Income Fund
Mid Cap Stock Fund	MidCap Stock Fund
Money Market Fund	Money Market Fund
REIT Fund	Real Estate Securities Fund
Target Funds	Corresponding Survivor Funds
(each a series of WM Trust I):	(each a series of Principal Investors Fund, Inc.):
Small Cap Value Fund	SmallCap Value Fund
Tax-Exempt Bond Fund	Tax-Exempt Bond Fund I
U.S. Government Securities Fund	Mortgage Securities Fund
West Coast Equity Fund	West Coast Equity Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07572.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File no. 333-137477; Form N-14; filed September 20, 2006.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WM Trust I, (ii) he is the Secretary of WM Trust I, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John T. West John T. West Secretary

9989958-1